Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following presentation was made on September 10, 2021. A transcript of the presentation is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Heidi Hauch, Barclays:

Good morning and welcome to the 2021 Barclays CEO Energy Power Conference. Today we are very excited to have with us Bill Gross, Founder, Chairman and CEO of Heliogen, as well as Christie Obiaya, CFO of Heliogen, who will both be giving a presentation on the company. Welcome Bill and Christie and thank you for joining us.

Bill Gross, Founder and CEO, Heliogen:

Thank you very much. Thank all of you for joining us. We’re excited to tell you about Heliogen. We are building the leading company to drive the industrial energy transition. We will do that by replacing fossil fuels with concentrated sunlight, and we have solved the fundamental problem of renewable energy intermittency. The energy transition for heavy industry is one of the biggest economic opportunities in all of history, it’s bigger than the industrial revolution. And our fundamental advantage is that we will achieve this with more bits and less atoms. We’re a software hardware company that combines AI, computer vision, Moore’s law, robotics, and automation to revolutionize concentrated solar energy. We have a unique team that can do this. I’ll tell you first about my background, then tell you a little bit about our team. Then introduce you to Christie who will talk to you about the size of this opportunity.

Bill Gross, Founder and CEO, Heliogen:

My own background is I’ve been a lifelong entrepreneur. I’ve started companies all my life ever since I was in college. I got a mechanical engineering degree at Caltech. And then after Caltech, I started a number of software companies. And 25 years ago, I started one of the premier technology incubators called Idealab here in Southern California. At Idealab we’ve started more than 150 companies with more than 50 successful IPO’s and acquisitions. The unique experience that I bring to Heliogen is a combination of all the different disciplines necessary to make this successful. The combination of software, of mechanical engineering, scaling a large company, building the organization, of achieving all the customer product market fit. We’ve done all those things many times and all of that comes together to make Heliogen successful.

Bill Gross, Founder and CEO, Heliogen:

Importantly, we are a very strongly mission driven company, and that has allowed us to recruit an incredible team to be able to execute against this bold mission. This is my executive team. I’ll call it a few key people. Andy Lambert is our head of manufacturing. Andy Lambert spent 10 years at BMW scaling one of their biggest production vehicles and then 10 years working directly for Elon at SpaceX, building all of the assembly line to make the rockets. He joined us because he really believes in a future of renewable energy, feels it’s important for the next generation and is bringing all of his skills in scaling manufacturing to drive down the cost of our product to be competitive with fossil fuels.

Bill Gross, Founder and CEO, Heliogen:

Christie Obiaya, CFO, Heliogen, our Chief Financial Officer you’ll hear from in a moment, worked for the last 11 years at Bechtel, one of the largest engineering firms in the world, building energy projects all over the world. Her experience, both there and with her MBA and chemical engineering degree from MIT enabled us to work very efficiently with all of our engineering team to scale this product, reduced the price and meet our customer demand.

Bill Gross, Founder and CEO, Heliogen:

I’ll turn it over to Christie to tell you a little bit more about why this is such a big investment opportunity and why we’re so excited about the future.

Christie Obiaya, CFO, Heliogen:

Thanks Bill Gross, Founder and CEO, Heliogen. You heard from Bill Gross, Founder and CEO, Heliogen a little bit about our team. And so, as he mentioned, I’ll share some of what we believe makes Heliogen so compelling. The market in renewable energy and ESG is incredibly strong. Multiple third-party sources estimate CapEx in the range of eight and a half trillion for renewable energy required between now and 2030 in order to meet the carbon emissions reduction targets required by the Paris Agreement to achieve 1.5 degree of global warming limit by 2050. And that $8.5 trillion number is only for power sector alone. Heliogen will be providing solutions for hydrogen production and industrial heat as well. And so our total addressable market is even larger.

Christie Obiaya, CFO, Heliogen:

We’ve found that this macro-economic view of the massive demand outlook is absolutely corroborated by the level of inbound engagement that our team has had with potential customers so far. Our perspective sales pipeline is extremely diverse, it ranges from global oil and gas companies to mining and metals companies, to the steel and cement industry. And from a geography perspective, initially we’re focused on the US but as you might expect, there’s great opportunity worldwide.

Christie Obiaya, CFO, Heliogen:

One of the biggest challenges of replacing fossil fuels with renewable energy is that the most prevalent forms of renewable energy are intermittent and can’t produce reliable energy when the sun doesn’t shine or the wind doesn’t blow. Heliogen’s technology aims to solve that through a combination of artificial intelligence and mechanical engineering innovations, that Bill Gross, Founder and CEO, Heliogen will tell you more about in a few moments. And we expect that Heliogen’s technology will enable us to do it at a market competitive price. And so we’re extremely excited about the potential that Heliogen has to really transform the world’s energy production landscape. Back to you Bill.

Bill Gross, Founder and CEO, Heliogen:

Let me tell you a little bit more about the technology, and then you’ll hear more about the customers and the customer opportunity and the revenue upside. We have reinvented concentrated solar with software and modularity. This is a picture of our system that we built in Lancaster, California to prove and demonstrate this technology. We have designed a modular system that we will repeat. Repetition is what drives down the cost. We will be building the same modules over and over. And because we use so much software, we’ll have many other fundamental advantages. We use more software so we can use less steel. We use software to control our plant so we can offer over the air software updates like Tesla does to make our plant perform better and better over time.

Bill Gross, Founder and CEO, Heliogen:

The way our system works is we have a field of computer controlled mirrors that reflect and concentrate sunlight to a single point on the top of the tower. By concentrating sunlight in such a high degree, we can achieve temperatures of over a thousand degrees centigrade, more than double what others have achieved in prior concentrated solar plants. This high temperature is achieved because of software. We use computer vision and AI techniques to in real time to understand the position of all the mirrors and make micro adjustments so that we get perfect concentration at the top of the tower. Now, with this high temperature heat we can store that heat in rocks or sand or ceramic material so we’re storing thermal energy. By storing thermal energy, which is extremely inexpensive, we can hold onto that energy for after the sun goes down so we can run through the night and we can run even on cloudy days. This is crucial because all of our industrial customers need power 24/7. Almost every industrial operation on earth for all the materials we use for steel, for cement, for wood, for everything, those plants run 24/7 because the high CapEx of those plants require them to do that.

Bill Gross, Founder and CEO, Heliogen:

So this isn’t residential solar, where you might reduce your power a little bit during the day. This is heavy duty, industrial solar. That’s running around the clock. That’s the novel part of our solution. So we hold on to thermal energy that we store from concentrated sunlight and then we make that energy useful to our customers on demand. And we make that useful to our customers in multiple ways. We give them thermal energy, heat, or steam, if they’re a company that needs that. We give them electricity by converting that heat to electricity, if they need that, or we give them green hydrogen by running that electricity and heat through an electrolyzer to make green hydrogen. All three of these are increasing demand over the rest of this decade and today because companies have made big de-carbonization commitments. Our business is driven by this decarbonizing planet right now, and by heavy industrial customers, who are the biggest users of energy and who need to make their commitments. Because of the non-intermittency that we provide, we deliver energy that people need in a new way. This is a graph of how the sun shines with the peak power at noon, which traditional solar panels give. And the peak demand of the grid, which is usually around 7:00 PM or 7:00 AM, the morning peak and the bigger evening peak, or the continuous power level the heavy industry needs. They need power flat, all day long. And those kinds of customers, as I’ve mentioned, are mining customers and steel customers and cement companies and any factory that is running 24/7. So we provide, unlike power, which stops when the sun goes down, that continuous power level, that’s the unique differentiating feature of Heliogen.

Bill Gross, Founder and CEO, Heliogen:

And we deliver it in a modular format, in a format that can be repeated over and over again. Our typical plant is about a hundred acres. It’s typically put right on the premises of one of our customers. So these customers typically have a square mile of land available adjacent to their facility, if they’re a mining company or a cement company. And we place this right on their premises. So this is really useful to them for driving down their costs, because instead of buying their energy from outside, they can produce it internally. They can lock in energy prices for a very long period, by owning their own energy production.

Bill Gross, Founder and CEO, Heliogen:

We have a lot of IP around this system. This actually wasn’t even possible until a few years ago. The computation power required to do what we’re doing only became possible with the advent of the graphics processing unit, the GPU, invented by NVIDIA and others, and perfected for cryptocurrency mining, virtual reality gaming. That power is what enables us the image recognition and the high frame rate necessary to do what we do. So it’s not only that this is the first time it’s ever been done, this has maybe only the first time it could have ever been done. And that’s why we want to build the leader in this renewable energy transition for heavy industry.

Bill Gross, Founder and CEO, Heliogen:

As I said, we have a lot of IP. We have six patents already granted on this technology we developed. 13 patents pending. And we have a whole R & D group working on new things to continue to drive down the cost. We are competing fundamentally with fossil fuels. And using Moore’s law, AI computation, that is the way to do it. By using more bits and less atoms, that’s how we can compete with digging atom’s out of the ground and burning them. That’s why we can have such a big impact on decarbonizing the planet and making our customers profitable.

Bill Gross, Founder and CEO, Heliogen:

This is what the system looks like from above. This is an aerial view of the system that we built. This is what we’re building for customers at a larger scale. Christie will talk to you in a moment about some of our first customers. And we have come up with six critical things that we do different from all prior concentrated solar that enable us to drive down the price and make this affordable for all of our partners.

Bill Gross, Founder and CEO, Heliogen:

Fundamentally, I’ve told you that being able to run when the sun goes down is very important. This graph explains it in one summary. On the X axis is a term called, capacity factor, which is what percent of the day, or what percent of the year is your energy being produced? For PV panels, the percent of the year, or capacity factor, is typically around 20 to 25%. So only 20 to 25%, or about six hours of the day are PV panels producing energy.

Bill Gross, Founder and CEO, Heliogen:

Wind is a little bit higher than that. Sometimes 30 to 35%. Offshore wind is a little higher than that. Sometimes between 40 and 45%, but more expensive. Heliogen is between 80 and 90%. So, we could be 85% capacity factor for our customers. This is critical, because to be able to produce low cost hydrogen, you need to be able to run all the time. To be able to operate your plant, you need to be able to run all the time. So this removal of the intermittency problem of traditional renewables, is the critical factor in why customers are choosing us, why customers are reaching out to us in large numbers, why we’re scaling the company now so quickly to meet that incoming demand.

Bill Gross, Founder and CEO, Heliogen:

I told you about the three fundamental product offerings that we can give to customers. It’s either heat in the form of heat or steam, for customers who need that. It’s electricity, which you can transport a little further than heat, a couple hundred miles through transmission lines. And that can be either for our existing industrial customers, or it can be for utility scale power too.

Bill Gross, Founder and CEO, Heliogen:

Or we can make what we call, Helio fuel, which is actually making green hydrogen from water. Right now, 99.9% of all the hydrogen on earth is made by splitting it off of methane, releasing CO2. So it’s taking a fossil fuel and converting it to another fuel, but it’s releasing CO2. By making hydrogen from water, by splitting it from H2O, the only thing you release is oxygen. So it’s completely green.

Bill Gross, Founder and CEO, Heliogen:

Hydrogen can be used for long distance transportation, for shipping, for aviation, for lots of heavy industrial uses, and if it were green, it would be used much more. McKinsey predicts that the market for green hydrogen would be a trillion dollars by 2030, if it could be made cost-effectively. Heliogen is working to make cost-effective green hydrogen, mainly because we can run 24 hours a day to run our electrolyzer, to make it cost effective.

Bill Gross, Founder and CEO, Heliogen:

Making green hydrogen with PV panels today is not cost-effective, because the electrolyzer is only run at that 21% to 25% capacity factor. Only run for about six hours a day, which doesn’t make it cost effective. So green hydrogen is a future business line for us that is very, very large. And that’s a perfect segue to turn it over to Christie, to talk to you about our first customers. And then segue to our revenues and our future customers. Go ahead, Christie.

Christie Obiaya, CFO, Heliogen:

Thanks, Bill. This slide highlights some of our initial commercial relationships. I’ll go from left to right. We have a strategic partnership with ArcelorMittal, the largest steel company in the world, where they have become an investor in Heliogen, as we develop an agreement to deploy our technology to their steel facilities. So we’re extremely excited about that partnership, and what it can provide for the steel industry in terms of decarbonization.

Christie Obiaya, CFO, Heliogen:

Also at the end of 2020, we were selected to negotiate a $39 million grant award from the Department of Energy to be applied to one of our first commercial scale facilities. We’re also engaged with a large global oil and gas producer that’s based in Australia. And actually, Heliogen’s first revenue is coming from progressing engineering services to design the first module at that company. And finally, we’re developing a scope to build a module with Rio Tinto in Boron, California.

Christie Obiaya, CFO, Heliogen:

And across these opportunities, we have in these initial projects, a mix of a heat, which is one of the three products that Bill described, and power, which is one of the other three projects. Of the heat and power projects, the Rio Tinto project in Boron, California, we expect that one to be industrial heat in the form of steam. And then other initial facilities, we expect it to be power.

Christie Obiaya, CFO, Heliogen:

And I can tell you now, if we want to switch to the financials, to give you a sense about how we expect our financial forecast to unfold, Bill has described our goals in terms of our 2026 targets for capacity factor and levelized cost of energy and levelized cost of hydrogen. So now, let me share a bit about our economics. How will we actually make money? Well, our primary business model, is that we’re going to sign contracts with customers to build an entire turnkey facility. Initially, as I mentioned, each facility will have one module and that’s our first kind of 5-megawatt electrical equivalent module. And we’re building a couple of those initially, which will be the 2023 line that you see on the right-hand side of this slide. And the customer ultimately will be able to select how many modules they want. Again, like Bill said, it’s about repetition. We want to build the same thing over and over again. And that’s one of the ways that we get economies of scale, and improving production efficiencies, and will drive down cost. So, we’ll be able to deploy many, many modules per project in the out years after we have our first kind of serial number-one commercial-scale facilities.

Christie Obiaya, CFO, Heliogen:

So, the way that we make revenue is once a project contract is signed, we earn revenue on a cost-to-cost percentage of completion basis. We expect, as I mentioned, our first three commercial-scale towers to be installed in 2023. And when I say tower, that’s really just synonymous with module, where the module is a tower plus a field of around 50,000 heliostats. And then moving forward from there, we would have multiple towers per project or multiple modules per project installed from now through 2026. And you can see that in 2024 through 2026, we expect to scale up the number of modules per project. So, by the time we get to 2026, we’re going to be averaging over 20 modules per project, and actually, even customers that we’re speaking with now about projects being installed through 2024, 2025, they’re already asking for project sizes in the range of 100 to 250 megawatts. And so, that would mean that we’re talking about the likes of 10, 20 towers at a time per project.

Christie Obiaya, CFO, Heliogen:

So, how are we going to get there in terms of achieving the targets that Bill talked about for 2026? Well, there are three main places that we expect to derive cost reduction. One is economies of scale. We expect to get economies of scale through the fact that once we go beyond our single module per project model, we’re really going to be building multiple modules per project. And that will get us to be able to leverage and amortize the cost of the project over larger total output. The second of the three cost reduction approaches are through the buying power that comes with if you’re buying only one generator, you certainly don’t get the same leverage from a buying perspective as when you’re buying 10, to serve 10 modules at a time on one project. And then third is the production efficiencies as we drive down the learning curve.

Christie Obiaya, CFO, Heliogen:

Bill talked about the leadership of Andy Lambert over our supply chain and manufacturing effort. And we have built-in some economies of production and learning curves that have been demonstrated in the past. And actually, we’ve taken a more conservative view versus what’s been demonstrated in the past, but other industries have demonstrated the ability to drive down costs as installation increases. And so, for example, in the solar PV industry, there’s empirical data showing that for every doubling of cumulative installations, the cost of solar PV comes down by about 36%. So. we’ve not even assumed that level of learning curve, but we do expect to have some learning benefits from the scaling up of our production. And we are working right now on manufacturing facilities that Andy Lambert and team are building out. The first one will be in California, in fact.

Christie Obiaya, CFO, Heliogen:

And so, you can see on the right-hand slide of the page, we can see that we have a very strong growth profile from 2024 through 2026. We actually are assuming only two out of three market segments that Bill talked about. We’re only reflecting here, power and hydrogen. We actually don’t have the industrial heat segment built into this forecast, but we’re seeing a lot of customer interest there, and so the market segment of industrial heat beyond just this first Rio Tinto project offers further optionality for us.

Christie Obiaya, CFO, Heliogen:

It’s important to note here that we’re not going to be in the business of selling heat or power or fuel. We’re not going to be an owner-operator and we’re not taking title of hydrogen or energy and selling it. And so, that’s a positive in that we don’t have the commodity price risk. And we also are able to stay relatively capital-light because really the main assets that we’ll have on our balance sheet will be the manufacturing facilities that we’re using to produce the heliostats. So, we’re really focused on actually deploying our technology through building plans.

Christie Obiaya, CFO, Heliogen:

We expect to be cash flow positive starting in 2025, and then in 2026, we expect to be able to achieve 2.4 in revenue and over 800 million in EBITDA. We’re also currently on track to become publicly traded before the end of this year by merging with the special purpose acquisition company called Athena. And we’re very excited to be able to put those merger proceeds to work towards achieving this outlook that I’ve just highlighted. And we’re fortunate at this time to be very deliberate about having no debt on the balance sheet as well, and so that’s definitely a positive for us at this time. So, I’ll hand it back over to Bill for some closing remarks and summary.

Bill Gross, Founder and CEO, Heliogen:

As you can see, the opportunity is staggering. Energy is embedded in everything we own, all of our materials, and that’s where we can make a huge impact. Our demand is so great. That’s why we’re scaling the company rapidly to meet that demand with more capital. We are a pure-play technology investment for the huge energy transition of the next two decades. And we actually have huge tailwinds at our back right now. Actually, Christie, you could bring up some of these things right now that are really great for our company, even beyond everything else we’ve told you so far.

Christie Obiaya, CFO, Heliogen:

Yes, that’s true. So if we have a couple more minutes then I do want to go into that a bit more. So, in terms of what we actually have relative to the upside and robustness of the forecast, our valuation basis and forecast currently exclude a number of levers that provide upside potential. Other than the US Investment Tax Credit, we have not built-in government mandates or subsidies. Our model also does not rely on assuming a carbon tax, but, in fact, some of our oil and gas perspective customers have shared with us that they do actually apply a carbon tax to projects when internally making capital budgeting decisions. And we were floored to hear this, and I think it further reinforces how much tailwinds we have in this space.

Christie Obiaya, CFO, Heliogen:

Our forecast is also currently based on, as I mentioned, the two out of the three market segments that we’re in. And so the third segment of industrial heat provides further optionality. We also will be [unintelligible]. Given that we’re building plans and deploying our technology through installing it, we’re going to hire world-class EPC contractors to do that. We also have a long-term opportunity that we see ourselves pursuing more of a licensing model, kind of a pure licensing approach, where we can enable owner-operators and EPC contractors to license our technology and actually help us scale the technology even faster than we could by Heliogen doing this alone. And so, that’s one benefit. And then, of course, the other benefit is that a pure licensing model means that we would have enhanced profit margins. And so, although the revenue per unit that we deploy would be smaller, the quality of that revenue is greater, and those positive economics are not yet built into our forecast.

Bill Gross, Founder and CEO, Heliogen:

Thanks Christie. To summarize, in just the last year, COVID triggered every major industrial company to rethink how they’re going to handle the energy transition, and that led them to us. And each of our modules, somewhere between $25 and $50 million, only a few companies alone could demand more than 1,000 of those to replace the energy they currently use. So, in only a few geographies around the world, and with only a few customers, we have an enormous, enormous opportunity. Our breakthrough is that we use software and robotic manufacturing to achieve this breakthrough in price. By making our modules, and our mirrors, and our tracking system smaller than a shipping container, we can do a majority of the work in a factory rather than in the field. That is the revolutionary thing that we bring to this system. And the demand is staggering. The world spent $7 trillion annually in areas that our technology can complement or substitute. And that’s why we’re so excited. Thank you very much for your attention. We’d love to answer any other questions you have, and we’d love you to follow up with us afterwards if you’d like to talk further about working with us.

Heidi Hauch, Barclays:

Great, thank you Bill and Christie, that was a very informative presentation. And obviously Heliogen has a very unique technology. I guess just a few questions to kind of wrap this up here. One, on your customer kind of break out, once you achieve the level of cost reduction you were highlighting in the presentation, and once you’re able to scale your operations more on deploying more modules, having more projects, do you see yourself ever working with utilities or on-boarding utilities as customers, or kind of branching outside of the CNI sector?

Bill Gross, Founder and CEO, Heliogen:

Absolutely. Right now these industrial customers are coming to us because they’re paying for fluctuating utility prices, and they’re paying the markup that the utilities charge, and they’re paying for transmission costs to their plants. By owning and operating their own system, and because our system is both small enough and modular enough that they can scale the size to meet their needs, they can avoid a lot of those costs and stabilize some of the wild fluctuations that are going on right now. Longer term, as utilities meet their commitments to decarbonize, I believe they will become big customers as well.

Heidi Hauch, Barclays:

Great. And kind of just hitting on your technology, that 85% capacity factor is really quite remarkable. Can you just help me to understand or help us to understand what’s kind of driving that delta? It seems as though your technology is still reliant on solar energy to some extent. So what is driving the 60%-plus delta between PVs and then this technology, does it come down to storage, or is there something else there at play?

Bill Gross, Founder and CEO, Heliogen:

Yes, 85% is our target, and 85% is chosen as a target because that’s where you reach the lowest levelized cost of electricity. So what we do is we scale the size of our field and the size of our storage so that we have enough on hand to cover most cloudy days. By sizing it very, very large, you can have enough for the winter, but then you have surplus in the summer. So the optimum occurs at around, typically between 80% and 90%. So, for each customer, we size that to meet their needs. But to speak to what you asked earlier, how do we do it? It’s only because of our low cost thermal storage, it’s the only way that we can do this. If you tried to use batteries like other people do, other people take PV panels, which make electrons, and try and store those electrons in batteries. That’s way, way more expensive than storing the heat and converting to electricity on demand. So the fundamental advantage of our high capacity factor and our reduction of solar intermittency is because of low cost thermal storage. And we can do thermal storage because we start with heat as opposed to starting with electrons like PV panels do.

Heidi Hauch, Barclays:

Great. That’s very interesting and definitely seems just so unique, especially now when the grid is experiencing this, or struggling as we’ve seen in some parts of the nation unfortunately. And then, I guess, lastly just to kind of wrap it up here, just broadly is there any misconception that you see when talking to investors or different stakeholders about your technology? Or what is, I guess, the greatest underappreciated benefit of both Heliogen’s technology and maybe even CSP in general?

Bill Gross, Founder and CEO, Heliogen:

Well the things that we have done are make something that’s modular compared to what was done in the past, make something that’s factory made compared to what’s done in the past, and make something that could be located at the customer site. Those fundamental differences, in addition to the software expertise and all the other things we do to drive down the price, make this technology affordable and competitive. And that’s the difference between now and when this was pursued in the past. And it’s mainly because new technology from the advances in Moore’s law make it possible for the first time. We’re just taking advantage of that in a really clever way.

Heidi Hauch, Barclays:

Great, great. And we’re definitely excited to follow Heliogen, especially as you guys hopefully go through the SPAC transaction. So congratulations on your progress so far, and thank you for joining us today.

Bill Gross, Founder and CEO, Heliogen:

Thank you.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.